FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of April 2003

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On April 17 and April 30 2003, Compugen Ltd. (the "Registrant") issued the press releases, filed as Exhibits 1 and 2 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Name: Mor Amitai

Title: President and CEO

Date: May 1, 2003

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Exhibit 1

Compugen Announces Discovery of Novel VEGF Protein
Nonexclusive rights granted to MultiGene Vascular Systems for development of gene and cell therapy products for cardiovascular diseases

April 14, 2003

Tel Aviv, Israel - April 14, 2003 - Compugen Ltd. (Nasdaq: CGEN) today announced the discovery of VEGF114, a variant protein expressed from the vascular endothelial growth factor (VEGF) gene. Compugen has been granted United States patent number 6,506,884 covering the protein sequence of this novel VEGF variant, vectors and host cells containing VEGF114 sequences, and pharmaceutical drugs and detection methods developed using VEGF114 sequences.

Compugen also announced that it has granted to MultiGene Vascular Systems Ltd. (MGVS) a nonexclusive license to develop and commercialize gene and cell therapy products incorporating VEGF114 for use in the treatment of cardiovascular diseases. MGVS intends to express the VEGF114 protein and additional proteins in endothelial and smooth muscle cells for use in cell therapy. Under the terms of the agreement, Compugen will receive an equity stake in MGVS and royalties on any future product sales.

VEGF114 is encoded by an alternative mRNA splice variant of the VEGF gene and, measuring 114 amino acids long, is the shortest variant of this gene discovered to date. VEGF proteins are secreted growth factors playing an important role in angiogenesis (growth of blood vessels). Modulation of VEGF activity may have clinical applications in cancer, cardiovascular and related diseases, and fertility control.

Although the VEGF gene has been the subject of extensive worldwide research, and patents have been granted for previously known variants, the existence of this splice variant was unknown. Its discovery by Compugen was made possible through the predictive capability of the Company's LEADS computational biology platform, coupled with additional proprietary transcriptome-based discovery technologies and experimental validation in Compugen's molecular biology laboratory.

"Our discovery of VEGF114 and the receipt of a patent for this novel protein are further validations of our ability to discover new meaningful biological information through our unique multidisciplinary approach. Like our previously announced finding of novel prostate-specific proteins encoded by the PSA gene, this VEGF splice variant would also have been extremely difficult to discover solely through experimentation," said Kinneret Savitsky, Ph.D., Vice President of Experimental Biology at Compugen Ltd. "We look forward to collaborating with MGVS as our first partner in further exploring the therapeutic applications of this discovery," added Dr. Savitsky.

"We are very happy to partner with Compugen, a global leader in combining exact sciences with the life sciences," said Moshe Flugelman, M.D., co-founder of MultiGene Vascular Systems Ltd. "The licensing agreement is in keeping with our commitment to develop novel and highly effective products for cardiovascular therapeutics."

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About MultiGene Vascular Systems
MultiGene Vascular Systems (MGVS), located in Haifa, Israel, develops innovative autologous somatic cell therapy products to address a number of vascular-related disorders in a variety of disease areas. The Company's patent-pending therapies utilize multiple genes in conjunction with the patient's own (autologous) endothelial and smooth muscle cells. MGVS currently has three products in its pipeline, all based on the same technology platform. The Company's products are in advanced pre-clinical studies for angiogenesis therapies and bio-engineered grafts. Phase I clinical trials for these cell therapy products are due to begin in the first half of 2004.

About Compugen
Compugen (NASDAQ: CGEN) is a leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine with the objective of significantly increasing the probability of success of drug and diagnostic development. This unique capability is a proven basis for both in-house discovery of potential therapeutic and diagnostic products, and the development of high value platforms, tools and services. Compugen has established collaborations with leading biotechnology and pharmaceutical companies such as Abbott Laboratories, Gene Logic, Millennium Pharmaceuticals, Novartis, Pfizer and Sigma-Genosys. For additional information, please visit Compugen's Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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Exhibit 2

Compugen Reports First Quarter 2003 Financial Results

April 30, 2003

TEL AVIV, ISRAEL, April 30, 2003 - Compugen Ltd. (Nasdaq: CGEN) today reported financial results for the first quarter ended March 31, 2003.

Revenues for the quarter were $2.6 million (including $455,000 from research and development grants), compared to $2.8 million (including $463,000 from research and development grants) for the first quarter of 2002. The net loss for the quarter was $2.3 million (including a non-cash charge of $94,000 for amortization of deferred compensation), or $0.09 per share, compared with a net loss of $3.2 million (including $80,000 of deferred compensation), or $0.12 per share, for the corresponding quarter of 2002.

As of March 31, 2003, Compugen had $67.3 million in cash, cash equivalents, cash deposits and marketable securities, the same amount it had on December 31, 2002. Included in the amount at the end of the most recent quarter is $1.7 million, resulting from a private placement by Evogene Ltd., Compugen's agricultural biotechnology subsidiary.

"The past few months provide good examples for the two types of our science-enabled discoveries - significant biological phenomena on the one hand, and specific discoveries of potentially valuable intellectual property on the other - made possible through our unique and powerful approach to pharmaceutical and diagnostic discovery," said Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen Ltd. "The recent publication of our finding regarding the common occurrence of natural antisense is an example of a scientific phenomenon with potential implications on future drug discovery; and is a result of our earlier understanding of alternative splicing as a phenomenon far more common and important than originally thought. In addition, our understanding of alternative splicing is resulting in the prediction and discovery of important splice variants of genes with potential therapeutic and diagnostic importance, such as the PSA and recently announced VEGF splice variants," added Dr. Amitai.

First Quarter Highlights

  Abbott Laboratories and Compugen announced an agreement for Abbott to utilize Compugen's LEADS computational biology platform and expertise for the accelerated identification of drug targets across multiple therapeutic areas.
  Compugen granted to Diagnostic Products Corporation a license to develop and commercialize diagnostic assays based on two novel prostate-specific proteins for the screening, detection and monitoring of prostate and other cancers.
  Compugen discovered that the occurrence of antisense RNA transcription in the human genome is a common phenomenon. The discovery was published in the April issue of Nature Biotechnology.

Conference Call and Web Cast Information
Compugen will hold a conference call to discuss its first quarter results on April 30, 2003 at 10:00 am EST. To access the conference call, please dial 1-866-500-4964 or 1-866-500-4965 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5933. The replay will be available until 12:00 noon EST on May 2, 2003.

The call will also be available via live Web cast through Compugen's Website, located at www.cgen.com.

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About Compugen
Compugen (NASDAQ: CGEN) a drug and diagnostic discovery company, is a leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine with the objective of significantly increasing the probability of success of drug and diagnostic development. This unique capability is a proven basis for both in-house discovery of potential therapeutic and diagnostic products, and the development of high value platforms, tools and services. Compugen has established collaborations with leading biotechnology and pharmaceutical companies such as Abbott Laboratories, Gene Logic, Millennium Pharmaceuticals, Novartis, Pfizer and Sigma-Genosys. For additional information, please visit Compugen's Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:
Nurit Benjamini
Chief Financial Officer
Compugen Ltd.
Email: nurit@cgen.com
Tel: +972-3-7658-525

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COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31,
	2003	2002
	Unaudited
Revenues
Products and services	2,120	2,350
Research and development grants	455	463
Total revenues	2,575	2,813

Cost and Expenses
Cost of products and services	616	597
Research and development expenses	3,168	3,429
Sales and marketing expenses	1,025	1,337
General and administrative expenses	713	1,064
Amortization of deferred compensation	94	80
Total operating expenses	5,616	6,507

Operating loss	(3,041)	(3,694)
Financing and other income, net	703	541
Net loss	(2,338)	(3,153)
Basic and diluted net loss per ordinary share	(0.09)	(0.12)
Weighted average number of ordinary shares outstanding	26,162,955	26,050,376

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COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash, cash equivalents and short-term investments	46,588	48,402
Receivables and prepaid expenses	4,064	4,581
Inventories	111	111
Total current assets	50,763	53,094

Long-term investments
Long-term cash deposits and corporate bonds	20,705	18,940
Other assets	1,530	1,422
Property and equipment, net	3,884	3,801
Total assets	$76,882	$77,257

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,195	$4,949
Deferred revenues	2,426	1,595
Total current liabilities	6,621	6,544

Long-term liabilities
Accrued severance pay	1,907	1,832
Convertible loan	1,714	-
Total long-term liabilities	3,621	1,832

Total shareholders' equity	66,640	68,881

Total liabilities and shareholders' equity	$76,882	$77,257

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